Exhibit 99.3

April 30, 2020	News Release 20-07

Pretivm Reports First Quarter 2020 Operating and Financial Results;

Steady Production at Brucejack Continues to Generate Significant Cash Flows

●	Gold production: 82,888 ounces
●	AISC[1]: $996 per ounce of gold sold
●	Free cash flow[1]: $41.8 million
●	End of quarter cash balance: $40.6 million; subsequently drew down $16.0 million from revolving portion of the Loan Facility to improve liquidity
●	Brucejack Mine operations continue through the COVID-19 pandemic
●	Remain on track to achieve 2020 gold production guidance, AISC guidance and free cash flow forecast

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2020 and 2019 available on the Company’s website and on SEDAR and EDGAR.

Vancouver, British Columbia, April 30, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces operating and financial results for the first quarter 2020 (See “Key Operating Metrics” and “Key Financial Metrics” tables below).

Impact of COVID-19

The Company’s primary commitment is the safety and health of our workforce and neighbouring communities in northwest British Columbia. A significant number of steps have been taken to limit the risk of COVID-19 exposure for our staff, their families and communities (see news release dated April 2, 2020). There are no confirmed cases of COVID-19 at Brucejack as of April 30, 2020.

Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the strict guidance and directives of federal, provincial and regional health authorities, while ensuring the well-being of our employees, communities and other stakeholders.

Only personnel necessary to support gold production continue to work at the mine while COVID-19 restrictions are in place. Consequently, all capital projects and expansion drilling have been placed on hold and crews have been demobilized.

Supplies and Inventory

At present, interruptions to the supply chain are not anticipated. Supply chains are being monitored and increased inventory levels have been established with supplies on order accordingly.

Doré and Concentrate Sales

Doré and flotation concentrate sales are proceeding as planned without any disruptions to date. With multiple off-takers for both doré and flotation concentrate, no sales disruptions are anticipated at this time.

1 Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release for reconciliation.

Production

The COVID-19 pandemic did not impact first quarter gold production. Milled tonnes for the quarter totaled 345,139 or 3,793 tonnes per day. A shortage of personnel at the outset of the COVID-19 crisis in March resulted in a minor impact on development and a delay to the start of the reverse circulation grade control drill program. A total of 2,784 meters of lateral development and 60 meters of vertical development were achieved. We are reviewing the future impact to development, stope availability and production should the restrictions related to COVID-19 persist.

Looking ahead, the Company currently expects a modest impact on costs should operations continue with enhanced safety measures in effect. However, COVID-19 may have a significant impact on cost and production if the current situation continues or if government authorities mandate temporary closures or if the Company is not able to maintain operations.

2020 Guidance

2020 Production and Financial Guidance Maintained

The Company produced 82,888 ounces of gold during the first quarter of 2020 and expects to achieve its 2020 gold production guidance at the Brucejack Mine of 325,000 ounces to 365,000 ounces. With the expectation that Brucejack continues to operate within the current framework of the restrictions, production is planned to continue for 2020 at a rate of 3,800 tonnes per day with the average annual gold grade ranging between 7.6 grams per tonne and 8.5 grams per tonne at an average gold recovery of 97%.

The all-in sustaining cost1 (“AISC”) was $996 per ounce of gold sold for the first quarter 2020. The Company expects to achieve its 2020 financial guidance with AISC ranging from $910 to $1,060 per ounce gold sold. AISC estimates include costs associated with continued lateral development at a rate of approximately 1,000 meters per month through 2020. In addition, the AISC estimates include costs associated with a high-density reverse circulation drill program to increase the volume of grade information necessary to enhance mine planning and optimize gold production. This program has been placed on hold while COVID-19 restrictions are in place.

2020 Free Cash Flow Forecast Maintained

First quarter free cash flow1 was $41.8 million at an average realized gold price1 of $1,605 per ounce. The Company remains on target to achieve free cash flow for 2020 in the range of $100.0 million to $170.0 million. The 2020 free cash flow forecast is based on an average gold price of $1,450 per ounce.

Capital expenditures include approximately $30.0 million of sustaining capital expenditures, approximately $15.0 million in expansion capital expenditures, and approximately $10.0 million for regional exploration. Certain of these capital expenditures are on hold and may be deferred as only personnel necessary to support gold production continue to work at the mine while COVID-19 restrictions are in place.

Subsequent to quarter end, as a precautionary measure in response to the continuing operational risks related to COVID-19, the Company drew down $16.0 million of the Company’s revolving portion of the Loan Facility to increase available liquidity. The Company will focus on liquidity rather than discretionary debt reduction until the restrictions related to the COVID -19 pandemic have been lifted.

1 Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release for reconciliation.

First Quarter 2020 Operating and Financial Highlights

Key Operating Metrics

	3 months ended Mar 31,
	2020	2019
Gold produced (oz)	82,888	79,180
Head grade (g/t Au)	7.8	8.7
Ore mined (wet tonnes)	357,674	308,387
Mining rate (tpd)	3,930	3,427
Ore milled (dry tonnes)	345,139	295,122
Mill throughput (tpd)	3,793	3,279
Recovery (%)	96.4	96.8
Silver produced (oz)	123,926	108,234
Gold sold (oz)	80,460	81,434
Silver sold (oz)	114,640	96,974
Abbreviations: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

Key Financial Metrics

	3 months ended Mar 31,
In thousands of USD, except for per ounce data	2020	2019
Revenue ($)	126,560	103,119
Cost of sales ($)	89,505	73,967
Cost of sales ($/oz of gold sold1)	1,112	908
Earnings from mine operations ($)	37,055	29,152
Net earnings ($)	6,237	4,166
Net earnings ($/share)	0.03	0.02
Adjusted earnings ($)[1]	25,863	16,527
Adjusted earnings ($/share)[1]	0.14	0.09
Cash generated by operating activities ($)	52,538	39,944
Free cash flow ($)[1]	41,803	35,019
AISC ($/oz)[1]	996	868
Average realized price ($/oz)[1]	1,605	1,319
Average realized cash margin ($/oz)[1]	768	571
Long-term debt ($)[2]	382,831	460,286
Cash & cash equivalents ($)	40,566	50,868
1.	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release for reconciliation.
2.	As at March 31, 2020, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66,667 (2019 – $75,687).

First Quarter 2020 Production Overview

●	Production totaled 82,888 ounces of gold and 123,926 ounces of silver in the first quarter 2020. Gold production was similar to the comparable period in 2019 when 79,180 ounces of gold and 108,234 ounces of silver were produced. Gold production increased primarily due to an increase in tonnes milled offset by a decrease in head grade.

●	In the first quarter, 345,139 tonnes of ore were processed, equivalent to a throughput rate of 3,793 tonnes per day. This was an increase from the comparable period in 2019, in which a total of 295,122 tonnes of ore were processed, equivalent to a throughput rate of 3,279 tonnes per day. During the quarter, the mill operated at the permitted level of 3,800 tonnes per day whereas, in the comparable period in 2019, the mill was in the early phases of the planned production ramp-up, following receipt of our amended permits in late 2018.

●	The mill feed grade averaged 7.8 grams per tonne gold for the quarter compared to 8.7 grams per tonne gold in the comparable period in 2019. The first quarter 2020 mill feed grade is within the estimated 2020 guidance range as we are processing all immediately available stopes above the grade cut-off to ensure consistent mill supply while continuing to advance development.

●	Gold recovery for the first quarter of 2020 was 96.4% compared to 96.8% in the comparable period in 2019. We continue to review the mill process to optimize recoveries.

●	In the first quarter, 357,674 tonnes of ore were mined, equivalent to a mining rate of 3,930 tonnes per day. This was an increase from the comparable period in 2019, in which a total of 308,387 tonnes of ore were mined, equivalent to a mining rate of 3,427. Through 2020 mining will continue to focus on advancing underground development to open up the mine to operate at a production rate of 3,800 tonnes per day. Through the first half of 2020 development will advance at depth on the 1080-meter Level and west to the Brucejack Fault Zone. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production.

First Quarter 2020 Financial Overview

●	In the first quarter, the Company generated revenue of $126.6 million compared to revenue of $103.1 million in the first quarter 2019. Revenue in the first quarter of 2020 includes a $0.4 million loss on trade receivables at fair value related to provisional pricing adjustments.

●	In the first quarter 2020, the Company sold 80,460 ounces of gold at an average realized price[1] of $1,605 per ounce, generating $125.1 million in revenue from contracts with customers. In the comparable period in 2019, the Company sold 81,434 ounces of gold at an average realized price[1] of $1,319 per ounce, generating $102.4 million in revenue from contracts with customers. The average London Bullion Market Association AM and PM market price over the three months ended March 31, 2020 was $1,583 (2019 – $1,304) per ounce of gold.

●	Total cost of sales[1] for the first quarter 2020 was $89.5 million or $1,112 per ounce of gold sold[1] compared to $74.0 million or $908 per ounce of gold sold[1] in the comparable period in 2019. Total cost of sales increased primarily due to higher production costs for additional lateral development and drilling as well as the higher depreciation and depletion charges resulting from the 2020 updated Mineral Reserve update.

●	Total cash cost for the first quarter 2020 was $787 per ounce of gold sold[1] compared to $686 per ounce of gold sold[1] in the comparable period in 2020. Total cash costs increased due to higher production costs for additional lateral development and drilling.

●	AISC[1] for the first quarter 2020 totaled $996 per ounce of gold sold compared to $868 per ounce of gold sold in the comparable period in 2019. AISC increased primarily due to higher production costs for additional lateral development and drilling.

●	Sustaining capital expenditures in the first quarter 2020 amounted to $6.0 million (including $0.4 million deferred development costs incurred during production) compared to $3.7 million in the first quarter 2019.

●	Earnings from mine operations were $37.1 million in the first quarter 2020 compared to $29.2 million in the first quarter 2019.

●	Net earnings were $6.2 million in the first quarter 2020 compared to $4.2 million in the first quarter 2019 with the increase primarily a result of higher gold prices, a decrease in loss on financial instruments at fair value offset by an increase depreciation and depletion expense and deferred income tax expense. Deferred income tax expense increased due to foreign exchange movements impacting Canadian denominated tax pools.

●	Adjusted earnings[1] were $25.9 million in the first quarter 2020 compared to $16.5 million in the first quarter 2019.

●	Cash generated from operating activities in the first quarter 2020 was $52.5 million compared to $39.9 million in the first quarter 2019.

●	Free cash flow[1] generated in the first quarter 2020 was $41.8 million compared to $35.0 million in the first quarter 2019.

●	Average realized cash margin[1] in the first quarter 2020 was $768 per ounce of gold sold compared to $571 per ounce of gold sold in the first quarter of 2019.

●	Cash and cash equivalents were $40.6 million as at March 31, 2020 increasing by $17.4 million from $23.2 million as at December 31, 2019.

●	The Company repaid $16.7 million of its $480 million senior secured loan facility (the “Loan Facility”). At the end of the first quarter 2020 the outstanding balance on the Loan Facility was $367.3 million.

●	At March 31, 2020, $16.5 million was available under the Loan Facility for additional liquidity. Subsequent to quarter end, as a precautionary measure to increase available liquidity, the Company drew down $16.0 million of the revolving portion of the Loan Facility.

Updated Mineral Resource, Mineral Reserve and Life of Mine Plan

In the first quarter, the Company announced an updated Mineral Reserve estimate, Mineral Resource estimate and Life of Mine Plan for the Brucejack Mine, which highlight the continued robust economics of the long-life underground operation.

Summary of the 2020 Updates

●	2020 Brucejack Mine Estimated Total Life of Mine Plan (Valley of the Kings and West Zone)

1 Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release for reconciliation.

o	Average annual production of over 366,000 ounces of gold over the first 5 years with average annual cash flow of $171 million (post-tax) at $1,300/ounce gold.
o	Average annual production of over 357,000 ounces of gold over the first 10 years and average annual free cash flow of $181 million (post-tax) at $1,300/ounce gold.
o	Average operating costs of $164/tonne milled over the first 10 years and average LOM operating costs of $163/tonne milled.
o	At the mine level, average sustaining costs of $702/ounce of gold sold over the first 10 years and average LOM sustaining costs of $691/ounce.
o	At the corporate level, average AISC of $747/ounce of gold sold over the first 10 years and average LOM AISC of $743/ounce of gold sold.
o	After tax net present value at a 5% discount of $1.50 billion ($1.80 billion pre-tax) at $1,300/ounce gold, $16.90/ounce silver and exchange rate of US$0.76/C$1.00.
●	2020 Brucejack Mine Total Proven and Probable Mineral Reserve Estimate
o	4.2 million ounces of gold (15.7 million tonnes grading 8.4 grams of gold per tonne after application of the Mine Call Factor).
o	The West Zone Mineral Reserve was not updated.
o	Excludes all Mineral Reserve material mined prior to January 1, 2020.
●	2020 Valley of the Kings Proven and Probable Mineral Reserve Estimate
o	3.6 million ounces of gold (12.8 million tonnes grading 8.8 grams of gold per tonne after application of the Mine Call Factor).
o	Excludes all Mineral Reserve material mined prior to January 1, 2020.

The information in this “Updated Mineral Resource, Mineral Reserve and Life of Mine Plan” section has been extracted from our news release dated March 9, 2020. For additional information (including a list of qualified persons who have reviewed, approved and verified such information) see news release dated March 9, 2020 and the National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia”, with an effective date of March 9, 2020.

Qualified Persons

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person as defined in NI 43-101 responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Our unaudited consolidated interim Financial Statements and MD&A for the three months ended March 31, 2020 and 2019 are filed on SEDAR and EDGAR and are available on our website at www.pretivm.com.

Webcast and Conference Call

The webcast and conference call to discuss the three months ended March 31, 2020 operating and financial results and updates will take place Friday, May 1, 2020 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, May 1, 2020 at 8:00 am PT (11:00 am ET)

Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until May 15, 2020:

Toll Free (North America)	1-800-319-6413
Access Code	4424

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:
Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: anticipated operational and financial impacts from the COVID-19 pandemic; our COVID-19 response and contingency plans and anticipated effects thereof; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to maintaining a steady state production rate of, 3,800 tonnes per day; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters and assumptions used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; payment of taxes, our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; and the impact of financial instruments on our earnings. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: future impacts of the COVID-19 pandemic and government response to such pandemic; our ability to continue operations at Brucejack in lieu of the pandemic and the risk of future shut downs as a result thereof; the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic; escalation of travel restrictions on people or products; uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of restrictive covenants pursuant to the Loan Facility; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, grade of gold, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risk in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions; we are limited in our ability to, and may not, pay dividends in the foreseeable future; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project;

operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and Form 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A for the years ended December 31, 2019 and 2018, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Cautionary Notes to United States Investors

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this news release was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this news release will not be comparable to similar information made public by United States companies reporting pursuant to SEC disclosure requirements.